

September 19, 2022

William Rouhana, Jr
Chairman and Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

> **Re: Chicken Soup for the Soul Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed on September 9, 2022**
> **File No. 333-267356**

Dear Mr. Rouhana, Jr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services